                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
          RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)


                          Iron Mountain Incorporated
                -----------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                 ---------------------------------------------
                         (Title of Class of Securities)

                                  462846 10 6
                        ------------------------------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 462846 10 6                 13G                    Page 2 of 5 Pages

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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Leo W. Pierce, Sr.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          3,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             6,733,415
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          477,974
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          140,193
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,736,415
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      39.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                 SCHEDULE 13G
Item 1.

1(a).  Name of Issuer: Iron Mountain Incorporated

1(b).  Address of Issuer's Principal Executive Offices:

             745 Atlantic Avenue, Boston, Massachusetts 02111

Item 2.

2(a).  Name of Person Filing: Leo W. Pierce, Sr.

2(b).  Address of Principal Business Office:

             745 Atlantic Avenue, Boston, Massachusetts 02111

2(c).  Citizenship: U.S.

2(d).  Title of Class of Securities: Common Stock, $.01 par value

2(e).  CUSIP Number: 462846 10 6

Item 3.

        Not Applicable.


Item 4. Ownership

        As of December 31, 1999, Leo W. Pierce, Sr. beneficially owned (as calculated in accordance with Rule 13d-3) 6,736,415 shares of Common Stock, representing 39.5% of the Common Stock then outstanding. Of such amount, 6,593,222 shares are held in a Voting Trust pursuant to a Voting Trust Agreement dated June 24, 1997 (as amended or restated from time to time, the "Voting Trust") or pursuant to proxies issued in connection with the Voting Trust. Mr. Pierce and J. Peter Pierce are the Trustees of the Voting Trust and, as such, each has shared power to vote the shares held in the Voting Trust or subject to such proxies. In the event that the two Trustees disagree as to how to vote the shares held subject to the Voting Trust or subject to the proxies, one-half of the shares subject to the Voting Trust and the proxies will be voted at the direction of each Trustee.

        The beneficial owners of interests in the Voting Trust or the shares subject to the proxies have the right to dispose of the shares as to which they have beneficial interest. Mr. Pierce has a direct beneficial interest in the 350,000 shares of Common Stock held in the Voting Trust and 3,000 shares owns directly by him which are not subject to the Voting Trust, and, as such, has sole dispositive power with respect to 353,000 shares. Mr. Pierce also beneficially owns 124,974 shares as trustee of a trust and as such has sole dispositive power with respect to such shares. Mr. Pierce is also the Co-trustee of the Pierce Family Foundation (the "Foundation"), which owns 140,193 shares of Common Stock. In his capacity as Co-trustee, Mr.

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Pierce has shared voting and dispositive power with respect to such shares. Mr.
Pierce disclaims beneficial ownership of all shares held by the Foundation.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Except with respect to the 350,000 shares of Common Stock held in the Voting Trust with respect to which Mr. Pierce has a direct beneficial interest, all of other shares of Common Stock held in the Voting Trust are beneficialy owned by other members of the Pierce family or Trusts for the benefit of members of the Pierce family. As such, the various beneficial owners of interests in the Voting Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock. Of the shares held in the Voting Trust, the following individuals have the right to receive or direct the receipt of dividends from or the proceeds from the sale of the number of shares of Common Stock indiciated: J. Peter Pierce -- 1,174,987 shares; Leo W. Pierce, Jr. -- 861,437 shares; Mary E. Pierce -- 1,081,953 shares; and Barbara P. Quinn -- 860,558 shares. With respect to the 140,193 shares of Common Stock held by the Foundation, the Foundation has the right to receive the dividends from or the proceeds from the sale of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

         Not Applicable.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 14, 2000
                                             --------------------------------
                                                         Date

                                                   /s/ Leo W. Pierce, Sr.
                                             --------------------------------
                                                        Signature

                                                   Leo W. Pierce, Sr.
                                             --------------------------------
                                                       Name/Title